UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FS GLOBAL CREDIT OPPORTUNITIES FUND—A

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30291B 100

(CUSIP Number)

David J. Adelman

c/o FS Global Credit Opportunities Fund—A

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30291B 100

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 245,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 245,000(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 245,000(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.8%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes 140,000 common shares of beneficial interest, $0.001 par value per share (“Common Shares”), of FS Global Credit Opportunities Fund—A, a Delaware statutory trust, held by Darco Capital, LP, a limited partnership controlled by Mr. Adelman. Mr. Adelman, as the Managing Member of Darco Capital GP, LLC, the general partner of Darco Capital, LP, has voting and dispositive power with regard to the Common Shares held by Darco Capital, LP.
(2)	See Item 5.

CUSIP No. 30291B 100

1	Names of reporting persons Darco Capital, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 140,000
	8	Shared voting power 0
	9	Sole dispositive power 140,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 140,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%(3)
14	Type of reporting person (see instructions) PN

(3)	See Item 5.

CUSIP No. 30291B 100

1	Names of reporting persons Darco Capital GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 140,000(4)
	8	Shared voting power 0
	9	Sole dispositive power 140,000(4)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 140,000(4)
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.3%(5)
14	Type of reporting person (see instructions) OO

(4)	See footnote 1 above.
(5)	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares of FS Global Credit Opportunities Fund—A, a Delaware statutory trust (the “Issuer”), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive office at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	David J. Adelman, an individual;

(ii)	Darco Capital, LP, a Pennsylvania limited partnership; and

(iii)	Darco Capital GP, LLC, a Pennsylvania limited liability company.

(b) The principal business address of each Reporting Person is 4043 Walnut Street, Philadelphia, Pennsylvania 19104.

(c) The principal occupation of Mr. Adelman is serving as an executive of Campus Apartments, Inc. The principal business of Darco Capital, LP is investing in securities of the Issuer and other investments. The principal business of Darco Capital GP, LLC is performing the functions of, and serving as, the general partner of Darco Capital, LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Adelman is a citizen of the United States of America. Darco Capital, LP is a Pennsylvania limited partnership. Darco Capital GP, LLC is a Pennsylvania limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 100,000 Common Shares purchased by Mr. Adelman on December 12, 2013 pursuant to a private placement by the Issuer was $1,000,000. Mr. Adelman’s payment of the aggregate purchase price was funded by personal funds.

The aggregate purchase price of the 140,000 Common Shares purchased by Darco Capital, LP on December 12, 2013 pursuant to a private placement by the Issuer was $1,400,000. Darco Capital, LP’s payment of the aggregate purchase price was funded by Mr. Adelman’s personal funds.

In March 2013, Mr. Adelman purchased 5,000 Common Shares (the “Seed Capital Shares”) for an aggregate purchase price of $50,000 as seed capital for the Issuer in a private transaction exempt from registration under federal securities laws. Mr. Adelman’s payment of the aggregate purchase price was funded by personal funds.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer. As of the date of this Schedule 13D, Mr. Adelman serves as Vice-Chairman of the Issuer’s board of trustees. In such role, Mr. Adelman has engaged and will continue to engage in discussions with management, members of the board of trustees and other representatives of the Issuer, other security holders of the Issuer and other persons from time to time with respect to various matters, including the subject class of securities and the business and operations of the Issuer.

The Reporting Persons intend to periodically review their investment in the Issuer, and based on a number of factors, including such Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s Common Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer or dispose of the securities reported herein through open market or privately negotiated transactions in accordance with applicable securities laws.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) — (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze their investments in the Issuer on a continuing basis. As a result of such review and analysis, the Reporting Persons may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a) — (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including, but not limited to, footnotes to such information) are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the Common Shares reported on this Schedule 13D) is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The aggregate percentage of Common Shares reported as beneficially owned by each Reporting Person was calculated based on 4,214,048 Common Shares outstanding as of December 12, 2013.

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Adelman has agreed not to tender the Seed Capital Shares for repurchase in any repurchase offer the Issuer makes as long as FS Global Advisor, LLC remains FS Global Credit Opportunities Fund’s investment adviser.

Except as set forth in this Item 6 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated December 23, 2013, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

DAVID J. ADELMAN

/s/ David J. Adelman

DARCO CAPITAL, LP

By:	Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, $0.001 par value per share, of FS Global Credit Opportunities Fund—A, a Delaware statutory trust, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 23rd day of December, 2013.

DAVID J. ADELMAN

/s/ David J. Adelman

DARCO CAPITAL, LP

By:	Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
	Name:	David J. Adelman
	Title:	Managing Member